Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230
Authorized Capital: up to 13,176,900,000 shares
Subscribed and Paid-in Capital: R$ 90,729,000,000.00 – 9,804,135,348 shares
BYLAWS
Article 1 – NAME, TERM AND HEAD OFFICE – The publicly-held listed joint stock company governed by these Bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term, has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.
Article 2 – PURPOSE – The company has as its purpose banking activity in all its authorized forms, including foreign exchange transactions.
Article 3 – CAPITAL AND SHARES – The subscribed and paid-in capital is ninety billion, seven hundred twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight (9,804,135,348) book-entry shares with no par value, being four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) common and four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine (4,845,844,989) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80% ) of the value paid per voting share that is part of the controlling group and guaranteeing a dividend at least equal to that of the common shares.
3.1. Authorized Capital – By means of a resolution of the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred seventy-six million, nine hundred thousand (13,176,900,000) shares, being six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76).
3.2. Call Options – Within the limits of the Authorized Capital and in accordance with the plan approved by the General Stockholders’ Meeting, call options may be granted to

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management members and employees of the company itself as well as of controlled companies.
3.3. Book-Entry Shares – Without any changes in the rights and restrictions that are inherent to them, under the provisions of this article, all of the company’s shares shall be in book-entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, for which a remuneration may be charged to stockholders in accordance with paragraph 3 of Article 35 of the above mentioned law.
3.4. Share Buybacks – The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.
3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, paragraph 1 of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.
Article 4 – GENERAL STOCKHOLDERS’ MEETING – The General Stockholders’
Meeting shall meet annually within the four (4) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.
4.1. The work of any General Stockholders’ Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.
4.2. Each common share is entitled to one vote in the resolutions of the General Stockholders’
Meetings.
4.3. The following is the exclusive prerogative of the General Meeting: a) resolve upon the financial statements and the distribution and allocation of profits; b) resolve upon the management report and the Board of Officers’ accounts; c) establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) resolve upon retained profits or the recognition of reserves; and g) resolve upon Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies
Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in

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guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.
5.1. Investiture – The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1
Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”).
5.2. Management Compensation – Management shall receive both compensation and profit sharing in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers.
5.3. Defense of management members – In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest.
5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities.
Article 6 – BOARD OF DIRECTORS – The Board of Directors will be comprised by natural persons, elected by the General Stockholders’ Meeting, and will have one (1) Chairman or two
(2) Co-Chairmen and may have up to three (3) Vice Chairmen chosen by the Directors from among their peers.
6.1. The positions of Chairman or Co-Chairman of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.
6.2. The Board of Directors shall have at least ten (10) and at the most fourteen (14) members.
Within these limitations, it is the responsibility of the General Stockholders’ Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-

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executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy
6.3. The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors.
6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) of the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors.
6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an interim deputy among its members.
6.5. The unified term of office of a member of the Board of Directors is for one (1) year as from the date they are elected by the General Stockholders’ Meeting, extendable until their successors take office.
6.6. No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election.
6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its acting members.
6.7.1. Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes.
6.8. It is incumbent upon the Board of Directors to:
I. establish the general business guidelines of the company;
II. elect and remove from office the company’s officers and establish their functions; III. nominate officers to comprise the Boards of Officers of the controlled companies as specified; IV. supervise the administration of the officers of the company, examine at any time the company’s accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

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V. call General Stockholders’ Meetings with a fifteen (15) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;
VI. opine on the management report, the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Stockholders’
Meeting;
VII. resolve upon budgets for results and for investments and respective action plans; VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. resolve upon the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. resolve upon payment of interest on capital; XI. resolve upon buyback operations on a nonpermanent basis, for treasury stock purposes, as well as to resolve upon either cancellation or sale of these shares; XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, as amended; XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. elect and remove the members of the Audit Committee and the Compensation Committee; XV. approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports; XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen percent (15%) of the book value of the company as registered in the last audited balance sheet; XVIII. state a position on the public offerings of shares or other securities issued by the company; XIX. within the limit of the authorized capital, resolve upon the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and

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XX.    examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario.
Article 7 – AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.
7.1. The Audit Committee shall comprise from three (3) to seven (7) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having proven knowledge of the accounting and auditing areas.
7.1.1. The basic conditions for holding a position in the Audit Committee are:
a) not to be, or not to have been, in the past twelve months (12): (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, officer, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates;
b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if their independence should be affected by any conflict of interest or potential conflict of interest.
7.1.3. Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment;
7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for a single (1) consecutive term of office, without adhering to the intervening period provided for in item 7.1.3;
7.1.5. The Audit Committee members shall remain in their positions until their successors take office.
7.2. The Audit Committee shall meet on the convening of the Chairman and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence,

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and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.
7.3. The Board of Directors shall establish the amount for compensating the Audit
Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.
7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its affiliates unrelated to their function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving their compensation for the function performed as a member of the latter body.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first half of each fiscal year.
7.4.1. The summary of the Audit Committee’s Report, providing the main data, shall be published together with the financial statements.
Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the company’s management members’ compensation policy shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors.
8.1. The Compensation Committee shall be made up of three (3) to ten (10) members, elected by the Board of Directors, one of its members being nominated to the position of Chairman.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management;
8.1.2. The term of office of the members of the Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.
8.1.3. The members of the Compensation Committee may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the

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member may only rejoin the Committee once a period of at least three (3) years has elapsed.
8.2. It is incumbent upon the Compensation Committee to:
I. prepare the compensation policy for the company’s management members, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;
II. supervise the implementation and operating of the company’s management members’ compensation policy;
III. review annually the company’s management members’ compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders’ Meeting;
V. evaluate future internal and external scenarios and their possible impacts on the management compensation policy;
VI. examine the company’s management members’ compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members’ compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National
Monetary Council’s Resolution No. 3,921/2010.
8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those in accordance with these Bylaws.
8.4. The Board of Directors shall set an amount for compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its functioning.
8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years.
Article 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent upon the Board of Officers, elected by the Board of Directors.
9.1. The Board of Officers shall comprise five (5) to thirty (30) members, to include the positions of Chief Executive Officer, and Officer.
9.2. The Board of Directors will define the officers who, in addition to the Chief Executive
Officer, will compose the Executive Committee, the Company’s highest executive body;

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9.3. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an officer who is a member of the Executive Committee appointed by them.
9.4. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.
9.5. The officers shall exercise their terms of office of one (1) year, are eligible for reelection and remain in their positions until their successors take office.
9.6. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already sixty-two (62) on the date of the election; and (ii) to occupy other positions on the Board of Officers, for those who are already sixty (60) on the date of the election.
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – The Company will be represented by two officers together to: (i) assume obligations, exercising rights in any act, contract or document giving rise to a liability, including by pledging guarantees on behalf of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint proxies to act, and it is certain that when the amount involved exceeds R$500 million, at least one of the officers must be either the Chief Executive Officer or another officer who is a member of the Executive Committee. The Company shall be represented by two officers together to decide on opening, closing or reorganizing branch offices.
10.1. In case of the head provision, except for the provision in item “(iii)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies
10.1.1. Exceptionally, the company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the company may also be solely represented by one officer;
10.1.2. The Board of Directors may anticipate or institute exceptions in addition to those prescribed in sub item 10.1.1.;
10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.
10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms.

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10.3. The officers are responsible for the activities attributed to them by the Board of Directors.
Article 11 – FISCAL COUNCIL – The company will have a Fiscal Council, to function on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of deputies. The election and functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.
Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.
Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the
Board of Directors will present a proposal to the Annual General Stockholders’ Meeting as to the allocation of net income for the fiscal year, in accordance with Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:
13.1. Before any other distribution, five percent (5% ) will be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock;
13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:
a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I);
b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; and
c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares;
13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General
Meeting.
Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law.
14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.

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14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.
Article 15 – STATUTORY RESERVE – According to the proposal of the Board of Directors, the General Stockholders’ Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus.
15.1. The Reserve will be comprised of funds:
a) equivalent to at most 100% of the net income for the fiscal year, adjusted according to
Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1).
15.2. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.
15.3. The reserve will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders.
Article 16 – BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.
Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3, the company, its stockholders, members of management and Fiscal Council, when installed, are subject to the provisions of the
Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”).